Exhibit 1

FOR IMMEDIATE RELEASE	1 November 2011

WPP PLC (“WPP”)

Voting rights and Capital as at 31 October 2011

WPP confirms that its capital consists of 1,266,552,880 ordinary shares with voting rights.

WPP holds 6,351,371 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,260,201,509.

The figure of 1,260,201,509 shares may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204